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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1 )*

                             CV Therapeutics, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   126667104
                              -------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------
CUSIP No. 126667104                                     13G
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BankAmerica Corporation

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [_]
                                                                   (b)  [_]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                        5   SOLE VOTING POWER

                            -0-
   NUMBER OF SHARES    ---------------------------------------------------------
                        6   SHARED VOTING POWER
  BENEFICIALLY OWNED
                            380,998
  BY EACH REPORTING    ---------------------------------------------------------
                        7   SOLE DISPOSITIVE POWER
     PERSON WITH
                            -0-
                       ---------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER

                            304,686
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     380,998
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.5%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     HC

--------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------------
CUSIP No. 126667104                                 13G
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    Bank of America NT&SA

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [_]
                                                                   (b)  [_]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
                        5   SOLE VOTING POWER

                            -0-
   NUMBER OF SHARES    ---------------------------------------------------------
                        6   SHARED VOTING POWER
  BENEFICIALLY OWNED
                             380,998
  BY EACH REPORTING    ---------------------------------------------------------
                        7   SOLE DISPOSITIVE POWER
     PERSON WITH
                            -0-
                       ---------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER

                            304,686
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     380,998
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.5%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*


     BK
--------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------------
CUSIP No. 126667104                                 13G
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    BankAmerica Ventures

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [_]
                                                                   (b)  [_]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    California

--------------------------------------------------------------------------------
                        5   SOLE VOTING POWER

                            -0-
   NUMBER OF SHARES    ---------------------------------------------------------
                        6   SHARED VOTING POWER
  BENEFICIALLY OWNED
                            304,686
  BY EACH REPORTING    ---------------------------------------------------------
                        7   SOLE DISPOSITIVE POWER
     PERSON WITH
                            -0-
                       ---------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER

                            304,686
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     304,686
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      3.6%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*


     CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------------
CUSIP No. 126667104                                 13G
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    BA Venture Partners II

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [_]
                                                                   (b)  [_]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                        5   SOLE VOTING POWER

                            -0-
   NUMBER OF SHARES    ---------------------------------------------------------
                        6   SHARED VOTING POWER
  BENEFICIALLY OWNED
                            30,468
  BY EACH REPORTING    ---------------------------------------------------------
                        7   SOLE DISPOSITIVE POWER
     PERSON WITH
                            -0-
                       ---------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER

                            30,468
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     30,468
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     .4%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1   (a)    Name of Issuer:            CV Therapeutics, Inc.

         (b)    Address of Issuer's        3172 Porter Drive
                Principal Executive        Palo Alto, CA  94304
                Offices:

Item 2   (a)    Names of Person Filing:    BankAmerica Corporation
                                              ("BAC")
                                           Bank of America NT&SA
                                              ("BANTSA")
                                           BankAmerica Ventures
                                              ("BAV")
                                           BA Venture Partners II
                                              ("BAVPII")

         (b)    Address of Principal       (For BAC and BANTSA)
                Business Offices:          555 California Street
                                           San Francisco, CA  94104

                                           (For BAV and BAVPII) 950 Tower Lane,
                                           Suite 700 Foster City, CA 94404

         (c)    Citizenship:               BAC is organized under the laws of
                                           Delaware.  BANTSA is a national
                                           banking association organized under
                                           the laws of the United States.  BAV
                                           is organized under the laws of
                                           California.  BAVPII is organized
                                           under the laws of Delaware.

         (d)    Title of Class of          Common Stock
                Securities:

         (e)    CUSIP Number:              126667104


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a*:

                (a) [_]  Broker or Dealer registered under Section 15 of the Act

----------------
* This filing is being made primarily under Rule 13d-1(c) reporting BAV's and BAVPII's beneficial ownership. As to shares acquired by BANTSA, this filing is also being made pursuant to Rules 13d-1(b) and 13d-2(b).

                (b) [X] Bank as defined in Section 3(a)(6) of the Act

                (c) [ ] Insurance Company as defined in Section 3(a)(19)
                        of the Act

                (d) [ ] Investment Company registered under Section 8 of
                        the Investment Company Act

                (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

                (f) [ ] Employee Benefit Plan, Pension Fund which is
                        subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

                (g) [X] Parent Holding Company, in accordance with
                        ss.240.13d-1(b)(ii)(G) (Note: See Item 7)

                (h) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

Item 4          Ownership**

                (a)   Amount Beneficially Owned:
                            BAC                                     380,998
                            BANTSA                                  380,998
                            BAV                                     304,686
                            BAVPII                                   30,468

                (b)   Percent of Class:
                            BAC                                         4.5%
                            BANTSA                                      4.5%
                            BAV                                         3.6%
                            BAVPII                                       .4%

                (c)   Number of shares as to which such person has:

                      (i)     sole power to vote or direct the vote:
                              BAC                                         0
                              BANTSA                                      0

--------------------
** By virtue of the corporate relationships between Reporting Persons as described in Item 7, BAC (the parent company) may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by its subsidiaries. Similarly, higher tier BAC subsidiaries may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared between entities due to their corporate relationships.


                              BAV                                         0
                              BAVPII                                      0

                      (ii)    shared power to vote or direct the
                              vote:
                              BAC                                   380,998
                              BANTSA                                380,998
                              BAV                                   304,686
                              BAVPII                                 30,468

                      (iii)   sole power to dispose or direct the
                              disposition of:
                              BAC                                         0
                              BANTSA                                      0
                              BAV                                         0
                              BAVPII                                      0

                      (iv)    shared power to dispose or direct the
                              disposition of:
                              BAC                                   304,686
                              BANTSA                                304,686
                              BAV                                   304,686
                              BAVPII                                 30,468

Item 5      Ownership of Five Percent or Less of a Class.


            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7 Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company.

            See Item 2. Except for BAVPII and BAVPII's individual partners, the entities described below are direct or indirect wholly-owned subsidiaries of BAC, which is a registered bank holding company. BANTSA is a bank as defined in Section 3(a)(6) of the Act. BAV and BAVPII are filing this statement under Rule 13d-1(c). BAV is a corporation and is the BAC subsidiary that held the direct investment in the issuer. BAVPII is a partnership that is related to BAV.

            The partners of BAVPII include: James D. Murphy, a general partner, residing in the state of California; Jess Marzak, a general partner, residing in the state of California; Anchie Kuo, a general partner, residing in the state of California; Robert Obuch, a general partner, residing in the state of California; and Rory O'Driscoll, a general partner, residing in the state of California. By virtue of these individuals being partners of BAVPII, they may each be deemed to indirectly beneficially own the ownership interest of the Issuer held by BAVPII. Similarly the partners may be deemed to share voting and/or investment power among themselves and with BAVPII in the Issuer through BAVPII. Each partner disclaims beneficial ownership of all shares of common stock owned by BAVPII.

Item 8      Identification and Classification of Members of the Group.

            See Item 7.

Item 9      Notice of Dissolution of Group.

            Not Applicable.

Item 10     Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature
---------

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 1998



      BANKAMERICA CORPORATION*

      BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION*

      BANKAMERICA VENTURES*




*By:  /s/ VENRICE R. PALMER

      Venrice R. Palmer
      Senior Counsel of
      Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact (signing resolutions and powers of attorney are incorporated by reference to Schedule 13G Amendment #2 relating to Anaren Microwave, Inc.)



Date:    February 9, 1998

         BA VENTURE PARTNERS II

         By: /s/ Anchie Kuo
             -------------------------
             Anchie Kuo

         Its:  General Partner

                                  EXHIBIT A
                                  ---------

                            Joint Filing Agreement
                            ----------------------

      The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:    February 9, 1998


         BANKAMERICA CORPORATION*

         BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION*

         BANKAMERICA VENTURES*




*By:     /s/ VENRICE R. PALMER

         Venrice R. Palmer
         Senior Counsel of
         Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact (signing resolutions and powers of attorney are incorporated by reference to Schedule 13G Amendment #2 relating to Anaren Microwave, Inc.)




Date:    February 9, 1998

         BA VENTURE PARTNERS II

         By: /s/ Anchie Kuo
             --------------------------
             Anchie Kuo

         Its:  General Partner